

June 15, 2020

Kobi Altman
Chief Financial Officer
ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re: ICL Group Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 5, 2020**
> **File No. 001-13742**

Dear Mr. Altman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Note 3 – Significant Accounting Policies
K. Revenue Recognition, page F-31

1. Please expand your disclosure to provide company-specific information for your performance obligations, including (a) the nature of the goods or services promised; (b) the timing of when you recognize revenue (i.e., point in time or over time); and (c) the typical payment terms. Also, provide disclosures for each type of variable consideration included in the transaction price and the significant judgements used in the application of IFRS 15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences